  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
MDU RESOURCES GROUP, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
552690109
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 24, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552690109

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): PN, IA
*
In addition, accounts of certain private investment funds for which Corvex Management LP (“Corvex”) acts as investment adviser have entered into cash-settled total return swaps, representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

CUSIP No. 552690109

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.99%*
14.	Type of Reporting Person (See Instructions): IN, HC
*
In addition, accounts of certain private investment funds for which Corvex acts as investment adviser have entered into cash-settled total return swaps representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

This Amendment No. 2 supplements the information set forth in the Schedule 13D dated August 8, 2022, as previously amended, filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, par value $1.00 per share (the “Shares”), of MDU Resources Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On January 24, 2023, Keith Meister and Corvex (Mr. Meister and Corvex Management LP, together with their respective affiliates, the “Corvex Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint James H. Gemmel to the board of directors (the “Board”) of the Issuer, subject to the approval of the Federal Energy Regulatory Commission under the Federal Power Act (the “FERC Approval”).  The Cooperation Agreement also provides that, prior to the receipt of the FERC Approval, Mr. Gemmel will be appointed as a non-voting observer (a “Board Observer”) of the Board, effective immediately following the execution of the Cooperation Agreement on January 24, 2023.

Under the terms of the Cooperation Agreement, if the FERC Approval is obtained on or before the date (the “2023 Proxy Deadline”) that is fifteen (15) business days prior to the date on which the Issuer expects to mail its proxy statement relating to the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), then (i) immediately following the date of the FERC Approval, the size of the Board will be increased by one (1) director and Mr. Gemmel will be appointed to the Board for a term expiring at the 2023 Annual Meeting and (ii) MDU Resources will nominate Mr. Gemmel for re-election at the 2023 Annual Meeting for a term expiring at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”). If the FERC Approval is obtained after the 2023 Proxy Deadline, then, immediately after the later of the date the FERC Approval is received and the completion of the 2023 Annual Meeting, the size of the Board will be increased by one (1) director and Mr. Gemmel will be appointed to the Board for a term expiring at the 2024 Annual Meeting. Upon Mr. Gemmel’s appointment to the Board, Mr. Gemmel will cease to be a Board Observer.

Pursuant to the Cooperation Agreement, the Corvex Group has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions. In addition, the Cooperation Agreement provides for customary director replacement procedures in the event Mr. Gemmel ceases to serve as a director or Board Observer under certain circumstances as specified in the Cooperation Agreement. Furthermore, in connection with Mr. Gemmel’s appointment, Corvex and Mr. Meister also entered into a customary confidentiality agreement with respect to the Issuer’s information (the “Confidentiality Agreement”).

The Cooperation Agreement also provides that Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) will resign from the Board effective upon the earliest of the following (each a “Resignation Event”): (i) the second business day following such time as the Corvex Group ceases to hold a “net long position” (as defined in the Cooperation Agreement) of at least 8,100,000 Shares; (ii) the later of each of (A) the closing of the Issuer’s previously announced distribution of the equity of Knife River Corporation to the Issuer’s stockholders and/or the closing of the sale, distribution or other disposal (in one or a series of transactions) of any such shares not so distributed, in each case, such that the Issuer and any subsidiary of the Issuer, no longer holds, directly or indirectly, any equity interest or any other securities in Knife River Corporation, and (B) the closing of the sale, distribution or other complete disposition of one-hundred percent (100%) of MDU Construction Services Group, Inc. or its business (in one or a series of transactions), such that the Issuer and any subsidiary of the Issuer, no longer holds any interest in the business of MDU Construction Services Group, Inc.; (iii) the date of the 2024 Annual Meeting, unless the Board has determined to nominate Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) for election at the 2024 Annual Meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) of the Confidentiality Agreement or certain provisions of the Cooperation Agreement.

The Cooperation Agreement will terminate on the earlier of (i) the date that Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) no longer serves as a Board Observer or a director and (ii) the occurrence of a Resignation Event.

Upon Mr. Gemmel’s appointment to the Board as a director, the Issuer will enter into an indemnification agreement using the Issuer’s customary form.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 1, and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:
Item 4 of Schedule 13D is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
Exhibit 1 – Cooperation Agreement, dated January 24, 2023, by and among Keith A. Meister, Corvex Management LP and MDU Resources Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: January 24, 2023	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister